Filed by Strive, Inc.

(Commission File No.: 001-41612)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Semler Scientific, Inc.

(Commission File No.: 001-36305)

The following is a transcript of an appearance on a Texas Capital Live stream, posted on X.com,  by Matthew Cole, Chief Executive Officer, of Strive, Inc. (“Strive”),  on September 23, 2025. A link to the podcast is here: https://x.com/TXblockchain_/status/1970503435280884035

00:00:01 Lee Bratcher

Hey, Matt.

00:00:02 Lee Bratcher

How's it going?

00:00:04 Matt Cole

Good.

00:00:04 Matt Cole

Although, I would, rather be in Texas than New York right now.

00:00:08 Matt Cole

I'm, got some fomo.

00:00:09 Matt Cole

I'm I'm guessing you guys are there.

00:00:10 Steve Kinard

Hey.

00:00:10 Steve Kinard

Amen to that.

00:00:11 Steve Kinard

We are live from Dallas, Texas.

00:00:12 Lee Bratcher

Live from Dallas, Texas, and, you're not missing anything.

00:00:15 Lee Bratcher

It is, like, 95 degrees today.

00:00:17 Lee Bratcher

The cold front is coming tomorrow, though.

00:00:19 Lee Bratcher

So when you get back in town, it'll be nice and, you know, low eighties.

00:00:23 Steve Kinard

We'll go for a round of golf.

00:00:24 Lee Bratcher

Yeah.

00:00:24 Lee Bratcher

But you you don't have time for golf right now.

00:00:26 Lee Bratcher

You're probably one of the most sought after interviews in Bitcoin right now with this, semler scientific acquisition, all stock deal.

00:00:37 Lee Bratcher

Let's see.

00:00:38 Lee Bratcher

It put I've got the numbers here for and you correct us if I'm if we're wrong, but you guys acquired a semler scientific, for an all stock deal, announced it just recently, and at $90 a share, representing about a 200% premium.

00:00:59 Lee Bratcher

How long has this been in the works?

00:01:01 Lee Bratcher

You guys are, again, the talk of the town.

00:01:03 Lee Bratcher

You must have been working on this for for months now.

00:01:07 Matt Cole

Couple days.

00:01:09 Matt Cole

I'll walk through that, but but just, so the the announced price, for for some was a 210% premium.

00:01:14 Matt Cole

I think their their stocks trading around 29 something change.

00:01:18 Matt Cole

So it's a little bit higher, but but math, you know, generally speaking is right.

00:01:21 Matt Cole

But to give him just a quick framework on that is we're a Bitcoin treasury company.

00:01:26 Matt Cole

We actually don't think about the world in fiat currency terms.

00:01:29 Matt Cole

We think about the world in in pricing Bitcoin.

00:01:32 Matt Cole

And and so for us, our mandate is to increase the amount of Bitcoin that each share so each common equity share holds.

00:01:41 Matt Cole

And so forget the Fiat price framework.

00:01:43 Matt Cole

This deal immediately increased in a very attractive manner the amount of Bitcoin that each share would own if the merger closes.

00:01:52 Matt Cole

And so that is our mandate.

00:01:54 Matt Cole

And and that is how you start when you start thinking about yourself on the Bitcoin standard, which I know, you we are are also passionate about, you know, Bitcoin and thinking about the world in that framework.

00:02:05 Matt Cole

The the old framework of fiat currency becomes those models just don't work.

00:02:10 Matt Cole

It's a it's a framework that's broken.

00:02:12 Matt Cole

And and and so and I think it's really important when when understanding why we make strategic decisions on the Bitcoin standard and and how we also think that that will translate over the long run into potentially outperforming even Bitcoin itself.

00:02:28 Matt Cole

Because if you're thinking in fiat mindset, you might have great fiat returns, but you're likely to outperform Bitcoin because Bitcoin, as we know, has been an asset that goes up.

00:02:37 Matt Cole

It compounds at a very high rate of return.

00:02:40 Matt Cole

And so you have to think about your life and your company in in that sort of a of a mindset.

00:02:46 Matt Cole

Bitcoin is the hurdle rate for any sort of capital decision.

00:02:50 Matt Cole

So for us, we looked at Semler and said and first of all, I mean, what an innovative company.

00:02:54 Matt Cole

They were the second US publicly traded company to adopt Bitcoin standard behind Eric Semler's leadership.

00:03:01 Matt Cole

So, I mean, what a fantastic guy.

00:03:03 Matt Cole

It's the primary reason actually his brain why we wanted him on our board post transaction.

00:03:08 Matt Cole

I mean, the guy is an innovative thinker.

00:03:10 Matt Cole

He's not he's not constrained by the bureaucracy of of normal thinking and just like us.

00:03:16 Matt Cole

But their their company was trading below their Bitcoin value.

00:03:20 Matt Cole

Just if you only look at it on a Bitcoin metric, it's like they're trading below Bitcoin.

00:03:24 Matt Cole

That makes no sense.

00:03:25 Matt Cole

And then their operating business, although it's had some challenges, it's been historically profitable.

00:03:31 Matt Cole

They have a historically profitable operating business and then Bitcoin at a discount just as kind of their as is state, and we saw the opportunity to take those assets that were clearly struggling to meld together, use our largest shareholder of Vivek Ramaswamy's network and mind and, you know, some people on our board that have an experience in the health care and medical industry like Avik Roy and our CFO that comes from biotech space, Ben Pham, and and give that that that operating business just touch on that real quickly.

00:04:02 Matt Cole

It's a it's a business around preventative health care.

00:04:04 Matt Cole

It's really basically a MAHA business.

00:04:07 Matt Cole

That instead of waiting until you get sick, you go to the doctor, you actually figure out things on the front end, which we're all passionate about.

00:04:14 Matt Cole

But we think that mandate could actually be expanded given the political movements in this country, expanded mandate around preventive health care, preventive medical diagnostics, new management team, and then we're probably gonna look to monetize it, spin it out something something along those natures that may it doesn't necessarily have to be a spin up, but get rid of it in a way that it creates additional Bitcoin for the combined company shareholder by both semler shareholders and ours, but then that company can operate more from a fiat mindset, in a way that we think could drive attractive fiat returns, but for us, drive additional Bitcoin accretion.

00:04:53 Lee Bratcher

Amazing.

00:04:54 Lee Bratcher

And and when would you foresee?

00:04:55 Lee Bratcher

By the way, we did, dissect your Bitcoin as the hurdle rate tweet earlier.

00:05:00 Lee Bratcher

Was that two yesterday?

00:05:01 Matt Cole

It was yesterday.

00:05:02 Matt Cole

Yesterday's post.

00:05:03 Matt Cole

Yeah.

00:05:03 Lee Bratcher

Yesterday's post.

00:05:05 Lee Bratcher

So we probably spent twenty minutes talking about Bitcoin as the hurdle rate a few minutes ago.

00:05:09 Lee Bratcher

And, you're you're not the only one to have said that, but I feel like you kind of popularized that phrase.

00:05:16 Lee Bratcher

And, so so let me ask.

00:05:18 Lee Bratcher

You may not be, able to say, but do you know when the anticipated vote will be on on the semler stockholder side and when potential, the merger could close?

00:05:26 Lee Bratcher

Is that in the in the horizon?

00:05:29 Matt Cole

We we we don't have anything we can announce yet, but I can tell you a framework for how to think about it, which, you know, frameworks can change.

00:05:35 Matt Cole

But, you know, if you look at Strive, we just went public actually eight days ago, last Monday, which is pretty wild.

00:05:43 Matt Cole

I I actually think we might be the quickest company in US capital markets history to go public and then announce another acquisition of a publicly traded company.

00:05:52 Matt Cole

And that's, that's the Texas energy for you.

00:05:55 Matt Cole

But, but, you know, I think when it comes to timelines, Strive just completed its own reverse merger of company asset entities, right, which is our ticker ASST.

00:06:06 Matt Cole

And we announced that in May, and we closed it in September.

00:06:10 Matt Cole

So it was, you know, a few month process.

00:06:13 Matt Cole

And there's certain things that are, you know, regulatory.

00:06:16 Matt Cole

So SEC reviews in time frames that take time, and there's nothing that we can do.

00:06:21 Matt Cole

And and I will say that we had an amazing experience working with the SEC through this transaction.

00:06:26 Matt Cole

And as an as an asset manager under the previous administration, it was a completely different mindset, not a growth mindset, not a capitalism mindset.

00:06:34 Matt Cole

So, I have no complaints, but they they have they have things that they have to do.

00:06:39 Matt Cole

Right?

00:06:39 Matt Cole

On then and then there's things on our side that tend to come and on semler side working together that tend to come down to hard work, and that will not be a barrier to get this.

00:06:48 Matt Cole

We will work at lightning speed.

00:06:49 Matt Cole

And and and just to touch on timelines of how this still came about, you must have been working on this for months.

00:06:54 Matt Cole

We started working on this last Wednesday.

00:06:57 Lee Bratcher

That's wild.

00:06:57 Matt Cole

So That's wild.

00:06:58 Matt Cole

Time, the the the speed, the execution, the dedication, the understanding of removing their your bureaucracy and thinking in driving shareholder value, these teams are fast.

00:07:13 Matt Cole

So at as fast as a possible pace, we'll look to get this to a shareholder vote for the semler side and and try to get this closed.

00:07:21 Steve Kinard

Wow.

00:07:21 Steve Kinard

That really is a remarkable achievement, Matt.

00:07:24 Steve Kinard

And and I commend you on that.

00:07:26 Steve Kinard

I wanted to give you a chance to share a little bit around just the growth and and and evolution of of Strive.

00:07:33 Steve Kinard

We spent about twenty minutes talking about Bitcoin as the hurdle rate in this transaction before you came on, which is really, again, just an incredible timeline to execute that.

00:07:41 Steve Kinard

But I wanted to give you a a moment to to talk about that that process of building this company focused on on what used to be not controversial, shareholder value instead of other extemporaneous and irrelevant things, and how that also led you to coming to Texas.

00:07:58 Steve Kinard

Because the company didn't start out that way, and I think it's an awesome story that we're really working to to encourage more companies.

00:08:04 Steve Kinard

We're cheering y'all along.

00:08:05 Steve Kinard

We're big fans because it's the perfect perfect encapsulation, I think, of why we wanted to create this show and highlight Texas as a place where innovation can thrive.

00:08:14 Steve Kinard

We can think differently.

00:08:15 Steve Kinard

We can embrace a mindset that says Bitcoin is the hurdle rate.

00:08:18 Steve Kinard

I love to see it.

00:08:19 Steve Kinard

Can you give us a little bit of, like, your personal journey and how Strive ended up where it is today?

00:08:25 Matt Cole

Yes.

00:08:25 Matt Cole

So so my personal journey from a from a business perspective is traditional fixed income markets and a strict commitment to fiduciary duty.

00:08:35 Matt Cole

And so that fiduciary duty falls through if you're running a fund, which is what I used to do when I was, you know, in California at CalPERS running a $70,000,000,000 bond portfolio.

00:08:44 Matt Cole

But ultimately, I saw there constraints on capitalism and fiduciary duty that I didn't feel comfortable with.

00:08:50 Matt Cole

And that led me to leaving Strive.

00:08:54 Matt Cole

My wife and I were actually working on the same business idea, Strive, and got put in contact with Vivek, who was also working on the same idea, and we combined forces.

00:09:02 Matt Cole

Right?

00:09:02 Matt Cole

But it was a strict mission on fiduciary duty that the purpose of a for profit corporation is to maximize value.

00:09:10 Matt Cole

There's no dual mandates.

00:09:12 Matt Cole

It's a it's a singular most important mandate to maximize long run shareholder value, obviously, ethically within the law.

00:09:20 Matt Cole

But within those constraints, if you think about a sporting analogy, you're playing basketball within the rules of basketball, you wanna win the game.

00:09:27 Matt Cole

Within the rules that the government sets forth, and we can debate those rules, and we do debate those rules.

00:09:32 Matt Cole

But within those rules, maximize shareholder value unapologetically and reject things that were seeping into capital markets, ESG constraints, DEI constraints.

00:09:41 Matt Cole

And the bottom line, I think, in this country, and I think Texas was a big part of that, and Vivek has been a major part of this, is getting back to normalcy as a country.

00:09:51 Matt Cole

And as we do that, we can unlock so much value, and you're starting to see the execution of that.

00:09:58 Matt Cole

When we talk about speed to a merger, why does a merger need to take several months?

00:10:01 Matt Cole

It only does if there's bureaucracy or or, you know, negotiations that ultimately probably don't aren't terribly value.

00:10:07 Matt Cole

In a business mindset, things can move extremely quickly, and that's what we're trying to see from the federal perspective under the new administration to what you see in in Texas.

00:10:16 Matt Cole

It's what I'm actually pretty confident you're gonna start seeing much more in Ohio if vivek is the next governor of Ohio.

00:10:21 Matt Cole

Right?

00:10:21 Matt Cole

But but really as a country.

00:10:23 Matt Cole

Right?

00:10:23 Matt Cole

Like like, from a from a country like America first, I want our states to do well in Texas.

00:10:27 Matt Cole

It's amazing.

00:10:28 Matt Cole

But America America has to unlocking innovation in the most maximal way.

00:10:33 Matt Cole

And I think that's what Texas has seen as an opportunity relative to, like, the New York's of the world to build a financial hub, and it's pretty exciting times there.

00:10:42 Steve Kinard

Exciting to have you be a part of it.

00:10:43 Steve Kinard

You articulated that so well.

00:10:45 Steve Kinard

And as Texans, we welcome the competition with Ohio and others.

00:10:48 Steve Kinard

It's good for America, which is good for everybody here.

00:10:51 Steve Kinard

I I wanted to ask as well.

00:10:53 Steve Kinard

So post merger, you'll have about 11,000 Bitcoin.

00:10:56 Steve Kinard

Pretty pretty big stack.

00:10:58 Steve Kinard

Kinda puts you in the upper echelon.

00:11:00 Steve Kinard

We've seen a lot of, you you know, all different kinds of treasury companies announced.

00:11:04 Steve Kinard

Not just Bitcoin now, but you're having a proliferation of kinda digital asset treasury.

00:11:09 Steve Kinard

I think you're you're staking out a position having gone through a corporate merger in a former life myself.

00:11:14 Steve Kinard

I can really appreciate how remarkable it is how you're executing and getting that done.

00:11:18 Steve Kinard

So that is your one of one, in in that regard.

00:11:22 Steve Kinard

How do you view kind of the the m and a process going forward?

00:11:26 Steve Kinard

Do you think there's further consolidation?

00:11:29 Steve Kinard

Are there two or three at the end of the day, you know, a couple years from now that are the Bitcoin treasury companies?

00:11:37 Steve Kinard

Or do we is there a kind of a continued proliferation of different flavors?

00:11:41 Steve Kinard

I know that's evolving kinda every day, but but you're clearly carving yourself out.

00:11:46 Steve Kinard

I think putting yourself in a position to be in that sort of leadership tip of the spear for this as an investment class.

00:11:51 Steve Kinard

What does it look like as a as a sector moving forward with kind of the the growing investor sentiment around wanting this kind of company?

00:12:01 Matt Cole

Yeah.

00:12:01 Matt Cole

So so my view is that there could be literally, like, low level hundreds of pure play Bitcoin treasury companies from a differentiation perspective.

00:12:09 Matt Cole

And you could look at that, and then you might say, well, that's a lot.

00:12:12 Matt Cole

I think it's early for that right now.

00:12:14 Matt Cole

Actually, not and I'll get through why.

00:12:16 Matt Cole

But but if you look at banks or insurance companies from an operating perspective, like, banks typically have pretty similar mandates from a customer perspective.

00:12:26 Lee Bratcher

Mhmm.

00:12:26 Matt Cole

But they also differentiate from how they operate the company.

00:12:28 Matt Cole

And I think you'll see that in Bitcoin treasury space with regards to risk.

00:12:32 Matt Cole

How much leverage do they take?

00:12:34 Matt Cole

What type of leverage do they take?

00:12:35 Matt Cole

How do they think about income?

00:12:37 Matt Cole

And you can get very different risk return profiles, and there's not a right answer.

00:12:42 Matt Cole

I mean, we have a view of what we think the right answer for us is, which is basically the fastest horse period.

00:12:47 Matt Cole

We we're super bullish Bitcoin.

00:12:48 Matt Cole

We think we're an additional gold rush, and we think matching a perpetually long duration asset in Bitcoin with perpetual preferred equity as our financing model.

00:12:57 Matt Cole

We think that we're uniquely situated in The US markets even from a speed to achieve that perspective and an advantageous for position versus strategy.

00:13:06 Matt Cole

We'll never own more Bitcoin than strategy, but from a structure perspective, I think we can build that structure out faster.

00:13:11 Matt Cole

I think that'll be extremely attractive.

00:13:13 Matt Cole

But if you look at the landscape right now, you've had a lot of Bitcoin treasury companies that started with no actual view of how they would differentiate themselves.

00:13:22 Matt Cole

They saw an opportunity to get out there.

00:13:24 Matt Cole

And so I think we've, you know, in a in a world where I think there's a abundant opportunity for differentiation, I don't think we've seen that in a lot of the Bitcoin treasuries companies, and I think the markets have priced that in.

00:13:37 Matt Cole

And I think that means that there is a environment right for consolidation where one plus one can equal three through some of that consolidation.

00:13:45 Matt Cole

And and even for us, like, built like, we're one of the upper echelon players.

00:13:49 Matt Cole

But when you look in institutional capital, we will lower our cost of capital on the financing side as we grow.

00:13:57 Matt Cole

Because as an example, one of the largest buyers in Bitcoin treasury space as an institution is capital group.

00:14:03 Matt Cole

Their largest portfolio that wants access to this has a 5 or $6,000,000,000 minimum market cap before they can even buy.

00:14:10 Matt Cole

So Strive is not at that level yet.

00:14:11 Matt Cole

And so when you unlock that level, your cost of capital goes down, you're able to accelerate your mission further.

00:14:17 Matt Cole

So that's one reason why I think consolidation makes sense.

00:14:20 Matt Cole

The others, you know, this lack of differentiation, but here's the hard thing.

00:14:23 Matt Cole

Because we you've you've done m and a activity.

00:14:27 Matt Cole

I think a lot of the smaller ones would be better off for their shareholders to consolidate strategically.

00:14:33 Matt Cole

And and for the larger players also, there's, you know, I think a a one plus one equals three, but there's people involved.

00:14:39 Matt Cole

And and and the people have to get to the point where they understand why this is in the best interest of shareholders, and sometimes there's misaligned incentives where they're they they're individually more aligned to hold on to this thing that could make more value if they unlocked it.

00:14:55 Matt Cole

And that's where, you know, it takes unique people on both sides to be able to do this, and that's what happened with Strive and Semler is that both sides were like, this is one plus one equals three.

00:15:05 Matt Cole

Let's do this.

00:15:06 Matt Cole

Let's do this now.

00:15:07 Matt Cole

Let's set a a, you know, precedent for the market to learn from how you can think about m and a activity priced in Bitcoin.

00:15:16 Steve Kinard

Wow.

00:15:16 Steve Kinard

Really well said.

00:15:17 Lee Bratcher

Fascinating.

00:15:18 Lee Bratcher

And and cut us off if you need to to jump, but I do have one more question for you.

00:15:22 Matt Cole

Sure.

00:15:22 Matt Cole

Let's do one more.

00:15:23 Matt Cole

So

00:15:24 Lee Bratcher

The operating business that semler had, I I think I this is not something that I

00:15:28 Matt Cole

thought about this.

00:15:29 Matt Cole

The question.

00:15:30 Lee Bratcher

You're glad it's the question?

00:15:31 Matt Cole

I'm going to finish the question, or I'm glad it's the question.

00:15:33 Lee Bratcher

Yeah.

00:15:33 Lee Bratcher

So, I mean, I did not think about the fact that a lot of your colleagues had a bunch of experience running and investing in health care companies.

00:15:40 Steve Kinard

Yeah.

00:15:41 Steve Kinard

Fascinating.

00:15:42 Lee Bratcher

So that made semler and even more attractive acquisition from a Bitcoin per share perspective, but also from the operating business perspective.

00:15:51 Lee Bratcher

What what are the plans if you can say, how how are you guys gonna drive revenue from that side, from the operating business as well?

00:15:59 Matt Cole

Yeah.

00:16:00 Matt Cole

I can I can say enough to people give people, you know, with the imagination to understand what we're trying to do here?

00:16:06 Matt Cole

And and so it's leveraging what is the big brains in medical device and biotech within STRIVE from our chart largest shareholder, Vivek, to, you know, a board member, Avik Roy, to our CFO, Ben Pham, in expanding this mandate.

00:16:21 Matt Cole

Because I think this Maha movement is right for expansion in preventative health care medical device spaces.

00:16:27 Matt Cole

And and there's similar to the Bitcoin treasury space, there's a lot of these companies that are trading way below their value.

00:16:33 Matt Cole

And so bringing together a dream team within that space with an expanded mandate, knowing that the political winds have shifted in a major way towards this and unlocking value, doing that quickly in the top coat, but ultimately looking to monetize that because for us, although I think it is gonna be an extremely interesting opportunity in fiat terms, I don't think it'll meet and it could change my view at this point.

00:17:00 Matt Cole

I don't think it'll meet the Bitcoin is the hurdle rate even though it's a profitable business.

00:17:05 Matt Cole

Right?

00:17:05 Matt Cole

Because that's the mindset that we are thinking from.

00:17:08 Matt Cole

And and so we have to think during this digital gold rush, how do we maximize Bitcoin holdings, but we think we can unlock a ton of value with that operating business and its segment within the market.

00:17:21 Lee Bratcher

We talked about that earlier with Bitcoin being the hurdle rate.

00:17:23 Lee Bratcher

Right now with price discovery where it is, that's a very high hurdle rate.

00:17:27 Lee Bratcher

Do you think in ten years that hurdle re hurdle rate will be such that we're we're a little bit closer to a more accurate price discovery?

00:17:34 Lee Bratcher

The the the highs will be more muted.

00:17:37 Lee Bratcher

The the bear markets will be more muted.

00:17:39 Lee Bratcher

Do you think there is a chance where, you know, those things come in come into more balance?

00:17:46 Matt Cole

Yes.

00:17:46 Matt Cole

Absolutely.

00:17:47 Matt Cole

So I think it's at this point, I would say it's likely a ten to fifteen year period right now where I think we're gonna be in a corporate and a sovereign state, digital gold rush around Bitcoin accumulation.

00:18:00 Matt Cole

And then all and I think that's on two dimensions.

00:18:02 Matt Cole

One, just as Bitcoin is now being accepted much more institutionally, we have a strategic Bitcoin reserve at the federal level.

00:18:08 Matt Cole

Obviously, strategy is laid out the playbook that's driven a lot of shareholder value.

00:18:12 Matt Cole

And so there is this digital road rush, but on the other side as an operating business, we're also having mass disruption through AI.

00:18:19 Matt Cole

And I think that's gonna displace a lot of companies.

00:18:21 Matt Cole

So just operating risk within corporations is at a much higher level, which I think will further drive adoption of a Bitcoin standard for companies to drive up their balance sheet strength while they're often likely gonna have corporate weakness through AI disruption.

00:18:37 Matt Cole

And so as that as that plays out, you know, ten to fifteen years down the future and maybe the the future returns a bit point or less, but I still do think it's a an asset that is a savings asset.

00:18:48 Matt Cole

And I think at in America, we've had a lack of a savings asset where if you buy US treasuries even though they have some yield, you lose real purchasing power because of how fast the fiat currencies are being displaced.

00:19:00 Matt Cole

And so just the return of an asset, this is a savings asset, will perpetually into the future reshape how corporations are gonna have to think about spending money, capital deployment, you know, with Bitcoin being the hurdle rate.

00:19:13 Matt Cole

But ultimately, that hurdle rate, I do think, will lower relative to corporate activity ten to fifteen years into the future.

00:19:20 Matt Cole

But at this point, it's so early that I don't think that you're it's beneficial from a corporate perspective to think about, you know, what happens in fifteen years from now in the midst of the early innings of the digital gold rush.

00:19:33 Lee Bratcher

Well said.

00:19:35 Lee Bratcher

Ladies and gentlemen, Matt Cole, CEO of Strive and, their their acquisition of semler scientific soon to be, hopefully consolidated.

00:19:45 Lee Bratcher

I guess I can say that.

00:19:46 Lee Bratcher

You may not be able to say that, Matt, but, we're we're reading for you guys and, excited y'all are a Dallas based public company.

00:19:55 Lee Bratcher

You know, it's almost like everything that's that's good about Dallas, Texas, American innovation Yep.

00:20:01 Lee Bratcher

Bringing back public capital markets.

00:20:03 Lee Bratcher

It's everything that, this show is certainly, here to to champion.

00:20:08 Lee Bratcher

So You're setting

00:20:08 Steve Kinard

a good example, Matt.

00:20:09 Steve Kinard

Keep up the good work.

00:20:10 Lee Bratcher

Keep up the good work.

00:20:11 Matt Cole

Love, I guess.

00:20:12 Matt Cole

Thanks for having me.

00:20:13 Matt Cole

We'll see you soon.

00:20:16 Lee Bratcher

Yeah.

00:20:16 Lee Bratcher

I I

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 175 promulgated thereunder, and Section 21E of the Exchange Act and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and Semler Scientific, respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company's future financial performance, the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses. Such statements are often characterized by the use of qualified words (and their derivatives) such as "may," "will," "anticipate," "could," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "project," "predict," "potential," "assume," "forecast," "target," "budget," "outlook," "trend," "guidance," "objective," "goal," "strategy," "opportunity," and "intend," as well as words of similar meaning or other statements concerning opinions or judgment of Strive, Semler Scientific or their respective management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Strive and Semler Scientific to terminate the merger agreement between Strive and Semler Scientific;

•	the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against Strive or Semler Scientific or the combined company;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, implementation of Bitcoin treasury strategies and risks associated with Bitcoin and other digital assets, general economic and market conditions, interest and exchange rates, monetary policy, and laws and regulations and their enforcement;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management's attention from ongoing business operations and opportunities;

•	dilution caused by Strive's issuance of additional shares of its Class A common stock in connection with the proposed transaction;

•	potential adverse reactions of Strive’s or Semler Scientific’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	changes in Strive’s or Semler Scientific’s share price before closing;

•	other factors that may affect future results of Strive, Semler Scientific or the combined company.

These factors are not necessarily all of the factors that could cause Strive’s, Semler Scientific’s or the combined company's actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm Strive, Semler Scientific or the combined company's results.

Although each of Strive and Semler Scientific believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Strive or Semler Scientific will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in Strive’s current report on Form 8-K filed with the Securities and Exchange Commission (the SEC) on September 12, 2025 (including the documents incorporated by reference therein), Semler Scientific’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024 and quarterly reports on Form 10-Q, and other documents subsequently filed by Strive and Semler Scientific with the SEC. The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive, Semler Scientific or their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. Forward-looking statements speak only as of the date they are made and Strive and Semler Scientific undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Strive intends to file with the SEC a Registration Statement on Form S-4 (the "Registration Statement") to register the Class A common stock to be issued by Strive in connection with the proposed transaction and that will include an information statement of Strive, proxy statement of Semler Scientific and a prospectus of Strive (the "Information Statement/Proxy Statement/Prospectus"), and each of Strive and Semler Scientific may file with the SEC other relevant documents concerning the proposed transaction. A definitive Information Statement/Proxy Statement/Prospectus will be sent to the stockholders of Semler Scientific to seek their approval of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF SEMLER SCIENTIFIC ARE URGED TO READ THE REGISTRATION STATEMENT AND INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STRIVE, SEMLER SCIENTIFIC AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Information Statement/Proxy Statement/Prospectus, as well as other filings containing information about Strive and Semler Scientific, may be obtained, free of charge, at the SEC's website (http://www.sec.gov). You will also be able to obtain these documents, when they are filed, free of charge, from Strive by accessing Strive's website at https://investors.strive.com/. Copies of the Registration Statement, the Information Statement/Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Strive's Investor Relations department at 200 Crescent Court, Suite 1400, Dallas, Texas 75201 or by calling (855) 427-7360 or by submitting an inquiry at https://investors.strive.com/ir-resources/contact-ir. Copies of the documents filed with the SEC by Semler Scientific will be available free of charge on Semler Scientific’s website at https://ir.semlerscientific.com/. The information on Strive’s or Semler Scientific’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Strive, Semler Scientific and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Semler Scientific in connection with the proposed transaction. Information about the interests of the directors and executive officers of Strive and Semler Scientific and other persons who may be deemed to be participants in the solicitation of stockholders of Semler Scientific in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Information Statement/Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC. Information about the directors and executive officers of Semler Scientific, their ownership of Semler Scientific common stock, and Semler Scientific’s transactions with related persons is set forth in the section entitled "INFORMATION REGARDING OUR BOARD OF DIRECTORS AND CORPORATE GOVERNANCE," "EXECUTIVE OFFICERS," "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," “DIRECTOR COMPENSATION,” and "TRANSACTIONS WITH RELATED PERSONS" included in

Semler Scientific’s definitive proxy statement in connection with its 2025 Annual Meeting of Stockholders, as filed with the SEC on July 17, 2025. Additional information regarding ownership of Semler Scientific’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001554859. Information about the directors and executive officers of Strive is contained in Strive’s Current Report on Form 8-K filed with the SEC on September 15, 2025, Strive's Current Report on Form 8-K filed with the SEC on September 12, 2025 and under “Meet the Leadership Team” accessed through the “About Us” link on Strive’s website at https://strive.com/team. Additional information regarding ownership of Strive’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4 which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=1920406. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.”

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.